UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 14th, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll
Name:	Pedro Toll
Title:	General Manager

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A ABRIL 2011 (En Miles de Balboas) *	23 de mayo de 2011

	Variación		2010	2011
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-54,048.76	-12.39	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Locales en Bancos	210.86	85.99	245.21	272.85	322.73	20,559.51	456.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	210.86	85.99	245.21	272.85	322.73	559.51	456.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Extranjeros en Bancos	-54,262.72	-12.44	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-44,262.72	-15.48	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-10,000.00	-6.67	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	3.10	28.64	10.83	11.25	10.89	15.10	13.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	376,319.11	9.44	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-92,123.29	-35.64	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	473,252.31	12.43	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	4,809.91	6.12	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,108.24	-44.81	2,473.16	689.14	689.14	898.73	1,364.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	5,918.15	7.77	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-15,525.64	-2.86	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	256.30	0.47	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-15,781.94	-3.23	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	11,059.97	14.20	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-790.43	-5.73	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	11,850.41	18.49	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	317,804.69	6.30	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	189,510.85	10.40	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-57,998.49	-22.48	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-57,998.49	-26.60	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	73.04	20.28	360.23	368.66	379.24	424.67	433.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-58,071.53	-26.68	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	247,509.34	15.82	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	280.44	6.80	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	261.54	18.20	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	18.90	0.70	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	247,228.90	15.85	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-68,248.45	-68.44	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	315,477.35	21.60	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	134,982.74	5.53	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	134,982.74	5.53	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-23,209.62	-18.35	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-2,426.55	-37.05	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-20,783.07	-17.33	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	16,520.71	2.52	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,621.94	0.56	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-1,123.09	41.64	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	48,251.04	21.73	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-34,031.76	-60.01	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	1,802.58	-48.14	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	317,804.69	6.30	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A ABRIL 2011 (En Miles de Balboas) *	23 de mayo de 2011

	2010	2011
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	44,179.84
Préstamos	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	40,439.88
Depósitos	837.22	64.95	66.98	49.54	50.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	232.16
Inversiones	11,605.72	897.62	650.06	951.30	1,008.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,507.80
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,359.93
Intereses Pagados	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,324.73
Comisiones	134.07	10.91	13.95	5.89	4.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35.20
Ingreso Neto de Intereses	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,819.91
Otros Ingresos	24,156.11	875.23	987.01	1,297.90	6,605.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	9,765.96
Comisiones	9,900.14	719.01	780.44	645.52	545.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,690.03
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	14,255.97	156.22	206.57	652.38	6,060.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,075.93
Ingresos de Operaciones	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	38,585.87
Egresos Generales	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,639.88
Gastos Administrativos	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8,322.94
Gastos Generales	5,089.90	204.17	418.28	668.86	229.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,521.10
Gastos de Depreciación	2,403.20	189.69	203.80	194.60	194.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	782.24
Otros Gastos	15,280.66	1,213.42	955.45	1,595.11	1,249.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,013.60
Utilidad antes de Provisiones	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	22,945.99
Provisiones por Cuentas Malas	-4,834.21	0.00	0.00	266.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	266.58
Utilidad del Periodo	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	22,679.41

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb: http://www.superbancos.gob.pa).

Note: This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2010 - APRIL 2011 (In Thousand Balboas) *	May 23, 2011

	Absolute		2010	2011
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-54,048.76	-12.39	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	210.86	85.99	245.21	272.85	322.73	20,559.51	456.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	210.86	85.99	245.21	272.85	322.73	559.51	456.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-54,262.72	-12.44	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-44,262.72	-15.48	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-10,000.00	-6.67	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	3.10	28.64	10.83	11.25	10.89	15.10	13.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	376,319.11	9.44	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-92,123.29	-35.64	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	473,252.31	12.43	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	4,809.91	6.12	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,108.24	-44.81	2,473.16	689.14	689.14	898.73	1,364.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	5,918.15	7.77	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-15,525.64	-2.86	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	256.30	0.47	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-15,781.94	-3.23	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	11,059.97	14.20	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-790.43	-5.73	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	11,850.41	18.49	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	317,804.69	6.30	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	189,510.85	10.40	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-57,998.49	-22.48	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-57,998.49	-26.60	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	73.04	20.28	360.23	368.66	379.24	424.67	433.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-58,071.53	-26.68	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	247,509.34	15.82	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	280.44	6.80	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	261.54	18.20	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	18.90	0.70	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	247,228.90	15.85	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-68,248.45	-68.44	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	315,477.35	21.60	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	134,982.74	5.53	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	134,982.74	5.53	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-23,209.62	-18.35	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-2,426.55	-37.05	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-20,783.07	-17.33	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	16,520.71	2.52	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,621.94	0.56	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-1,123.09	41.64	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	48,251.04	21.73	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-34,031.76	-60.01	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	1,802.58	-48.14	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	317,804.69	6.30	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website: http://www.superbancos.gob.pa).

Note: This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2010 - APRIL 2011 (In Thousand Balboas) *	May 23, 2011

	2010	2011												Year to
	December	January	February	March	April	May	June	July	August	September	October	November	December	date
Interest Income	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	44,179.84
Loans	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	40,439.88
Deposits	837.22	64.95	66.98	49.54	50.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	232.16
Investments	11,605.72	897.62	650.06	951.30	1,008.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,507.80
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,359.93
Interest	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,324.73
Commissions	134.07	10.91	13.95	5.89	4.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35.20
Net Interest Income	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,819.91
Other Income	24,156.11	875.23	987.01	1,297.90	6,605.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	9,765.96
Commissions	9,900.14	719.01	780.44	645.52	545.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,690.03
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	14,255.97	156.22	206.57	652.38	6,060.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,075.93
Operating Income	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	38,585.87
Operating Expenses	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,639.88
Administrative expenses	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8,322.94
General expenses	5,089.90	204.17	418.28	668.86	229.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,521.10
Depreciation	2,403.20	189.69	203.80	194.60	194.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	782.24
Other expenses	15,280.66	1,213.42	955.45	1,595.11	1,249.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,013.60
Net Income before provision for loan losses	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	22,945.99
Provision for loan losses	-4,834.21	0.00	0.00	266.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	266.58
Net Income	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	22,679.41

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website: http://www.superbancos.gob.pa).